SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark FitzPatrick
2	Reason for the notification
a)	Position/status	Interim Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2019 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Acquisition of shares for nil consideration following the release of an award made in 2019 under the Annual Incentive Plan by the Trustee

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	27,814
		(ii)	Nil	40,926
d)	Aggregated information - Aggregated volume - Price	68,740 N/A
e)	Date of the transactions	2022-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)         Acquisition of shares for nil consideration following the release of an award made in 2019 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)        Acquisition of shares for nil consideration following the release of an award made in 2019 under the Annual Incentive Plan by the Trustee
(iii)       Sale of shares in relation to the transaction described in (i) and (ii) above only to cover withholding tax and fees

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	23,349
		(ii)	Nil	26,166
		(iii)	GBP 11.27413	13,822
d)	Aggregated information - Aggregated volume - Price	49,515 GBP 11.27413
e)	Date of the transactions	2022-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Executive, Asia and Africa (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)         Acquisition of shares for nil consideration following the release of an award made in 2019 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)        Acquisition of shares for nil consideration following the release of an award made in 2019 under the Annual Incentive Plan by the Trustee

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	38,945
		(ii)	Nil	56,848
d)	Aggregated information - Aggregated volume - Price	95,793 N/A
e)	Date of the transactions	2022-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Avnish Kalra
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)         Acquisition of shares for nil consideration following the release of an award made in 2019 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)        Acquisition of shares for nil consideration following the release of an award made in 2019 under the PCA Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	3,476
		(ii)	Nil	18,407
d)	Aggregated information - Aggregated volume - Price	21,883 N/A
e)	Date of the transactions	2022-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolene Chen
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)         Acquisition of shares for nil consideration following the release of an award made in 2019 under the Prudential Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)        Acquisition of shares for nil consideration following the release of an award made in 2020 under the PCA Deferred Bonus Plan by the Trustee
(iii)       Acquisition of shares for nil consideration following the release of an award made in 2019 under the PCA Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	10,180
		(ii)	Nil	62,286
		(iii)	Nil	29,924
d)	Aggregated information - Aggregated volume - Price	102,390 N/A
e)	Date of the transactions	2022-04-04
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark FitzPatrick
2	Reason for the notification
a)	Position/status	Interim Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2025 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2025

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 116.07	182,131
		(ii)	HKD 116.07	47,926
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transactions	2022-04-05
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)         Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2025 subject to the achievement of performance criteria
(ii)        Receipt of an award under the Annual Incentive Plan to be released in April 2025

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 116.07	182,217
		(ii)	HKD 116.07	43,622
d)	Aggregated information - Aggregated volume - Price	225,839 HKD 116.07
e)	Date of the transactions	2022-04-05
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Executive, Asia and Africa (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2025 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2025

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 116.07	242,526
		(ii)	HKD 116.07	66,902
d)	Aggregated information - Aggregated volume - Price	309,428 HKD 116.07
e)	Date of the transactions	2022-04-05
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Avnish Kalra
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2025 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Prudential Asia & Africa (PAA) Long Term Incentive Plan to be released in April 2025 subject to the achievement of performance criteria
(iii)  Receipt of an award under the Prudential Deferred Bonus Plan to be released in April 2024

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 116.07	94,770
		(ii)	HKD 116.07	64,008
		(iii)	HKD 116.07	37,362
d)	Aggregated information - Aggregated volume - Price	196,140 HKD 116.07
e)	Date of the transactions	2022-04-05
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolene Chen
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2025 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2025

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 116.07	79,434
		(ii)	HKD 116.07	13,230
d)	Aggregated information - Aggregated volume - Price	92,664 HKD 116.07
e)	Date of the transactions	2022-04-05
f)	Place of the transactions	Hong Kong Stock Exchange

Additional information

About Prudential plc
Prudential plc provides life and health insurance and asset management in Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 18 million life customers and is listed on stock exchanges in London (PRU), Hong Kong (2378), Singapore (K6S) and New York (PUK). Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

Contact

Jennie Webb, Senior Manager, Share Plans, +44 (0)20 3977 9750

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 April 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary